SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

27 Farm Street

London, United Kingdom, W1J5RJ

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(k) PLAN

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013, appearing on page thirteen of this report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York

June 20, 2014

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Investments, at fair value	$249,969,619	$201,441,554

Receivables:
Participant contributions	554,960	564,099
Notes receivable from participants	2,748,164	2,848,343

Total receivables	3,303,124	3,412,442

Total Assets	253,272,743	204,853,996

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	253,272,743	204,853,996
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(420,791)	(960,894)

NET ASSETS AVAILABLE FOR BENEFITS	$252,851,952	$203,893,102

See accompanying notes to the financial statements.

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS:

INVESTMENT INCOME-
Net appreciation in fair value of investments	$39,926,393
Interest and dividend income	7,870,681

Total Investment Income	47,797,074

Interest income on notes receivable from participants	107,681

CONTRIBUTIONS-
Participant contributions	16,856,557
Rollover contributions	1,002,061
Other contributions	22,522

Total Contributions	17,881,140

Net asset transfers in	1,147,346

Total Additions	66,933,241

DEDUCTIONS:
Benefits paid to participants	17,869,085
Administrative expenses	105,306

Total Deductions	17,974,391

INCREASE IN NET ASSETS	48,958,850

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	203,893,102

End of year	$252,851,952

See accompanying notes to the financial statements.

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	PLAN DESCRIPTION

The following description of the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan (the “Plan”), as amended and restated effective January 1, 2011, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan sponsored by The Ogilvy Group, LLC (the “Company”), a wholly-owned subsidiary of WPP plc. The Plan covers all full-time, part-time and eligible temporary employees of The Ogilvy Group, Inc., A. Eicoff & Company, Inc., Ogilvy Public Relations Worldwide Inc., Soho Square Public Relations, Inc., Feinstein Kean Partners-Canada Ltd., Soho Square, Inc., Ogilvy Action, LLC, Maxx Marketing, Inc., Leopard, and EffectiveUI, Inc. (collectively the “Companies”).

Mercer HR Services, LLC, is the Recordkeeper and Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility - All employees are eligible to participate in the Plan, except employees who are: (a) covered by collective bargaining agreements, unless otherwise stipulated in such collective bargaining agreements, (b) leased employees and, (c) experiential field employees. Employees who are determined to be temporary, part-time or contingent employees are eligible to participate on the first day of the month coinciding with, or next following, the completion of one year of service, as defined. All other employees are eligible to participate on the first day of the month coinciding with, or next, following the one-month anniversary of the employee’s employment commencement date, as defined.

Contributions - All employer contributions to the Plan are made at the discretion of the management of the Companies. There were no employer contributions for 2013. Participants may elect to make 401(k) contributions in an amount from 1% to 50% of their eligible compensation in any calendar year. These contributions constitute salary reductions and are subject to tax deferral under the Internal Revenue Code (“IRC”). In addition, participants may make Roth elective deferrals to their account. Participants direct the investment of their contributions into various investment options offered by the Plan. A separate account is maintained by the Trustee for each participant to record the participant’s contribution, the employer contributions and employee rollover contributions.

Effective September 1, 2005, eligible employees are automatically enrolled in the Plan at a deferral rate of 3% of their eligible compensation, unless the employee elects prior to his or her date of Plan participation either not to defer compensation or to defer a larger or smaller percentage of compensation. Such election must be made in writing or via telephone or internet access to the Company’s Benefits Department.

The maximum 401(k) contribution as established by the Internal Revenue Service (“IRS”) for the year ended December 31, 2013 was $17,500. In addition, participants who have attained the age of 50 before the close of the Plan year, may make catch-up contributions in accordance with the IRC. The maximum amount of catch-up contributions for the year ended December 31, 2013 was $5,500.

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	PLAN DESCRIPTION - (continued)

Vesting - All participants, other than those transferred from the OPR 401(k) Plan (“OPR Participants”), are fully vested in their accounts at all times. Elective employee 401(k) contributions and earnings thereon are always fully vested. Participants are also fully vested in their Roth elective deferrals.

OPR Participants, whose accounts include prior employer contributions that were transferred into the Plan, vest in those contributions as follows:

Years of Vesting Service	Vested Percentage
1 but less than 2	0
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 or more	100%
On or after 65th birthday, disabled or death	100%

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the allocation of company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Company’s contributions, if any, are allocated to each participant provided the participant is employed by one of the Companies at the end of the Plan year.

Investments - Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan offers a number of mutual funds, a family of target retirement funds, a common collective trust fund and the WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Plan Administration - The Plan is administered by the Retirement Plan Committee, which was established by the Board of Directors of the Company to serve in such capacity.

Payment of Benefits - Plan participants or beneficiaries, including domestic partners, are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, or death, as stipulated in the Plan document. Benefits are paid in a single lump-sum payment, subject to certain restrictions as defined in the Plan. All distributions under the Plan are made in cash, except to the extent that the participant has an investment in the WPP Stock Fund and elects to have such portion of the participant’s account distributed in WPP plc ADSs held in the WPP Stock Fund. The Plan was amended in 2004 to allow for in-service age 59  1⁄2 and in-service rollover withdrawals.

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	PLAN DESCRIPTION- (continued)

Payment of Benefits (continued) - The Retirement Plan Committee may permit an eligible employee, as defined, to withdraw all or a portion of a participant’s account balance upon the next valuation date upon hardship subject to certain provisions in the Plan. Hardships are defined in the Plan document as certain medical expenses, purchase of a primary residence, payment of certain tuition and education fees, and to prevent eviction from their primary residence. Effective January 1, 2006, hardships also include certain payments for burial and funeral expenses and damages to a principal residence, as defined by the IRC. A participant receiving a hardship withdrawal may not make employee contributions to any plans maintained by the Company or any affiliate for a period of six months.

Notes Receivable From Participants - Eligible employees can request a Plan loan. Only two personal loans and one residential loan can be outstanding at any time. Participants may borrow from their account amounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, but not less than $1,000. Loan repayment and interest rates are determined at the discretion of the Retirement Plan Committee, which are generally five and fifteen years for personal and residential loans, respectively. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Upon termination of employment, a participant can: (a) pay-off the entire outstanding loan balance, (b) transfer the loan to a successor employer qualified retirement plan as part of an eligible rollover distribution, or (c) elect to continue repayment in a form or manner determined by the Retirement Plan Committee, subject to the provisions of the Plan. An eligible employee who takes an approved unpaid leave of absence, as defined in the Plan, may discontinue payments on the loan for a period of absence up to 12 months. Upon a return to employment, the eligible employee must repay the missed payments within the original loan term. At December 31, 2013, interest rates ranged from 4.25% to 9.25% for outstanding loans.

Forfeited Accounts – At December 31, 2013 and 2012, forfeited non-vested amounts totaled $191,075 and $126,546, respectively. These amounts will be used to reduce future employer contributions or pay administrative expenses under the Plan. During 2013, no forfeiture amounts were used for these purposes.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- (continued)

Investment Valuation and Income Recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Excess Contributions Payable – Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. There were no excess contributions to the Plan in 2013.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan document, to the extent not paid by the Company. Brokerage fees are included in the cost of investments when purchased and deducted from the proceeds when investments are sold.

Payment of Benefits – Benefit payments to participants are recorded upon distribution.

Subsequent Events – The Plan’s management evaluated subsequent events through June 20, 2014, the date the financial statements were available to be issued, and no additional disclosures were required.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurement. These inputs are supported by little or no market activity and require significant management judgment or estimation.

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

3.	FAIR VALUE MEASUREMENTS - (continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Level 1 Fair Value Measurements -

The fair value of the mutual funds and the WPP Stock Fund is based on quoted net asset value of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements -

The Putnam Stable Value Fund (the “Fund”) is a common collective trust that invests primarily in traditional, security-backed, and synthetic guaranteed investment contracts. The Fund may also invest in high-quality money market instruments or other short-term investments. The Fund is valued at the net asset value (“NAV”) as provided by the trustee, which is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchase and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

3.	FAIR VALUE MEASUREMENTS- (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012.

	Assets at Fair Value as of December 31, 2013
	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:
Bond funds	$14,554,205	$—	$—	$14,554,205
Growth funds	65,914,601	—	—	65,914,601
Balanced funds	22,483,116	—	—	22,483,116
Index fund	17,316,334	—	—	17,316,334
International funds	22,353,921	—	—	22,353,921
Target funds	64,457,184	—	—	64,457,184
Common collective trust	—	32,542,155	—	32,542,155
Cash	9,780	—	—	9,780
WPP Stock Fund	10,338,323	—	—	10,338,323

Total assets at fair value	$217,427,464	$32,542,155	$—	$249,969,619

	Assets at Fair Value as of December 31, 2012
	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:
Bond funds	$15,844,100	$—	$—	$15,844,100
Growth funds	50,347,038	—	—	50,347,038
Balanced funds	17,398,684	—	—	17,398,684
Index fund	13,194,259	—	—	13,194,259
International funds	18,264,024	—	—	18,264,024
Target funds	46,636,519	—	—	46,636,519
Common collective trust	—	32,057,799	—	32,057,799
Cash	9,868	—	—	9,868
WPP Stock Fund	7,689,263	—	—	7,689,263

Total assets at fair value	$169,383,755	$32,057,799	$—	$201,441,554

4.	INVESTMENT IN COLLECTIVE TRUST

The Plan invests in the Putnam Stable Value Fund, which includes fully benefit-responsive investments stated at fair value. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. There are no unfunded commitments and the redemption frequency is daily. The redemption notice period of the Fund is twelve months, which provides for Plan redemptions at contract value, subject to the provisions of the Fund. The average yield and crediting interest rates for the Fund were 1.94% and 1.86%, respectively, for 2013 and 2.35% and 2.02%, respectively for 2012. The crediting interest rate is based on a formula agreed upon with the issuer.

Certain events such as premature termination of the contract by the Plan or termination of the Plan, can limit the Plan’s ability to transact at contract value with the Fund. In those events, the amounts withdrawn may be payable at fair value rather than contract value. However, based upon experience to date, the Plan Administrator does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

5.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 are as follows:

Description of Investment	2013	2012
Putnam Stable Value Fund	$32,542,155	$32,057,799
Mainstay Large Cap Growth Fund	28,631,186	22,879,130
Royce Pennsylvania Mutual Fund	17,408,751	13,396,755
Vanguard Institutional Index Fund	17,316,334	13,194,259
PIMCO Total Return Fund	13,838,170	15,301,747
Capital World Growth and Income Fund	12,736,002	10,306,255

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $39,926,393 as follows:

Investment Category
Mutual funds	$35,841,582
WPP Stock Fund	4,084,811

Net appreciation of investments	$39,926,393

6.	TAX STATUS

The IRS has determined and informed the Company by a letter dated May 1, 2014 that the Plan and related Trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related Trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2013 the Plan held 90,008 WPP plc ADSs in the WPP Stock Fund, valued at $10,338,323, and at December 31, 2012 the Plan held 105,477 WPP Group plc ADSs in the WPP Stock Fund valued at $7,689,263.

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

7.	PARTY-IN-INTEREST TRANSACTIONS - (continued)

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the Company contribution portion of their account.

9.	RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

10.	NET ASSET TRANSFERS

During 2013, net assets of $1,147,346, representing participant account balances of Effective UI Holdings, Inc. were transferred into the Plan.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013, and 2012, to the IRS Form 5500:

	2013	2012
Net assets available for benefits per financial statements	$252,851,952	$203,893,102
Employee receivable	—	(564,099)
Deemed loans	(220,022)	(198,563)

Net assets available for benefits per IRS Form 5500	$252,631,930	$203,130,440

* * * * * *

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(K) PLAN

Form 5500, Schedule H, line 4i

Schedule of Assets (Held at End of Year)

December 31, 2013	EIN 13-2555496, PN 001

		(c) Description of Investment,
		Including Maturity Date, Rate			(e)
	(b) Identity of Issue, Borrower,	of Interest, Collateral, Par	(d)		Current
(a)	Lessor or Similar Party	or Maturity Value	Cost		Value
	Common Collective Trust:
	Putnam Stable Value Fund	Common Collective Trust	*	*	$32,542,155

	Mutual Funds:
	Capital World Growth and Income Fund	Mutual Fund	*	*	12,736,002
	Fidelity Contra Fund	Mutual Fund	*	*	10,101,036
	Harbor International Fund	Mutual Fund	*	*	8,486,829
	JP Morgan Mid Cap Value Fund	Mutual Fund	*	*	10,792,115
	Mainstay Large Cap Growth Fund	Mutual Fund	*	*	28,631,186
	MFS Value Fund	Mutual Fund	*	*	11,691,001
	Munder Mid Cap Core Growth Fund	Mutual Fund	*	*	8,333,383
	PIMCO Total Return Fund	Mutual Fund	*	*	13,838,170
	Royce Pennsylvania Mutual Fund	Mutual Fund	*	*	17,408,751
	T. Rowe Price Retirement 2005 Fund	Mutual Fund	*	*	739,737
	T. Rowe Price Retirement 2010 Fund	Mutual Fund	*	*	715,172
	T. Rowe Price Retirement 2015 Fund	Mutual Fund	*	*	3,195,618
	T. Rowe Price Retirement 2020 Fund	Mutual Fund	*	*	6,481,585
	T. Rowe Price Retirement 2025 Fund	Mutual Fund	*	*	7,491,911
	T. Rowe Price Retirement 2030 Fund	Mutual Fund	*	*	8,376,520
	T. Rowe Price Retirement 2035 Fund	Mutual Fund	*	*	10,364,300
	T. Rowe Price Retirement 2040 Fund	Mutual Fund	*	*	12,342,877
	T. Rowe Price Retirement 2045 Fund	Mutual Fund	*	*	7,307,719
	T. Rowe Price Retirement 2050 Fund	Mutual Fund	*	*	4,878,504
	T. Rowe Price Retirement 2055 Fund	Mutual Fund	*	*	1,582,264
	T. Rowe Price Retirement Income Fund	Mutual Fund	*	*	980,977
	Vanguard Extended Market Index Fund	Mutual Fund	*	*	1,440,245
	Vanguard Institutional Index Fund	Mutual Fund	*	*	17,316,334
	Vanguard Total Bond Market Index Fund	Mutual Fund	*	*	716,035
	Vanguard Total Intl Stk Index Fund	Mutual Fund	*	*	1,131,090

	Total mutual funds				207,079,361

	Cash	Cash			9,780

	WPP Stock Fund:
*	WPP plc	American Depositary Shares	*	*	10,338,323

	Total Investments				249,969,619
	Participant loans	Interest rates from 4.25% - 9.25%
		maturing through October 2028			2,748,164

	Total Assets Held at End of Year				$252,717,783

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above.

	See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OGILVY & MATHER PROFIT SHARING AND 401(k) PLAN

Date: June 20, 2014	By:	/s/ Gerri Stone
	Name:	Gerri Stone
	Title:	Senior Partner, Director of
Benefits NA

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm